Exhibit 14

ETHICS POLICY

Ethics Policy Overview

Ethics are vital to Aleritas Capital Corp’s (herein, “Aleritas Capital” or the “Company”) unyielding commitment to maximize the value we create for shareholders. The following policy or “Code of Ethics” is designed to promote compliance with applicable laws, regulations and company policies and integrity in business operations, decision-making and communications with the public. Through the unwavering commitment of all employees to ethical behavior, we create an environment in which we can all take pride.

Therefore, the Company requires its personnel, particularly officers, directors and managers, to conduct business and perform their job duties in a manner that reasonably promotes:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by Aleritas Capital; and

3.	compliance with applicable governmental rules and regulations.

Aleritas Capital personnel are expected to comply with Aleritas Capital policies including without limitation the Company’s Employee Handbook. Aleritas Capital personnel are encouraged to be familiar with the Employee Handbook, Compliance Manual and other company policies and procedures applicable to their positions and job functions. Without detracting from the generality of the foregoing, to the extent applicable, Aleritas Capital requires adherence to the Company’s accounting procedures, as well as all generally accepted accounting principles, standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

Although not exhaustive, for your reference the following are examples of the Company’s expectations:

•	Financial results consistent with underlying performance

•	Accurate financial records, including properly stated expense reports, time sheets and invoices

•	Transactions that are consistent with good business economics

•	Protection of confidential and proprietary Company information to guard against improper disclosure

•	Reasonable controls to encourage the implementation and use of procedures and policies

•	Adherence to review and approval procedures

Violation of the Policy

Violation of this policy is grounds for corrective action, up to and including termination.